UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 10)1

Monmouth Real Estate Investment Corporation

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

609720-10-7

(CUSIP Number)

Mark J. Dadabbo

President

Oakland Financial Corporation

34200 Mound Road

Sterling Heights, Michigan 48310

(800) 201-0450

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 30, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Oakland Financial Corporation (Federal ID #38-3276605)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 54,630
	8.	SHARED VOTING POWER 2,541,865*
	9.	SOLE DISPOSITIVE POWER 54,630
	10.	SHARED DISPOSITIVE POWER 2,541,865*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,630
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.13%
14.	TYPE OF REPORTING PERSON HC

* Consists of (i) 54,630 shares owned by Oakland Financial Corporation, (ii) 634 shares owned by Liberty Bell Agency, Inc., (iii) 2,302,462 shares owned by Cherokee Insurance Company, (iv) 93,476 shares owned by Erie Manufactured Home Properties, LLC, (v) 90,575 shares owned by Apache Ventures, LLC, and (vi) 88 shares owned by Matthew Moroun as of the close of business on October 30, 2013. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Liberty Bell Agency, Inc. (Federal ID #38-2338264)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 634
	8.	SHARED VOTING POWER 2,541,865*
	9.	SOLE DISPOSITIVE POWER 634
	10.	SHARED DISPOSITIVE POWER 2,541,865*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 634
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.001%
14.	TYPE OF REPORTING PERSON CO

* Consists of (i) 54,630 shares owned by Oakland Financial Corporation, (ii) 634 shares owned by Liberty Bell Agency, Inc., (iii) 2,302,462 shares owned by Cherokee Insurance Company, (iv) 93,476 shares owned by Erie Manufactured Home Properties, LLC, (v) 90,575 shares owned by Apache Ventures, LLC, and (vi) 88 shares owned by Matthew Moroun as of the close of business on October 30, 2013. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Cherokee Insurance Company (Federal ID #38-3464294)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 2,302,462
	8.	SHARED VOTING POWER 2,541,865*
	9.	SOLE DISPOSITIVE POWER 2,302,462
	10.	SHARED DISPOSITIVE POWER 2,541,865*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,302,462
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.33%
14.	TYPE OF REPORTING PERSON IC

* Consists of (i) 54,630 shares owned by Oakland Financial Corporation, (ii) 634 shares owned by Liberty Bell Agency, Inc., (iii) 2,302,462 shares owned by Cherokee Insurance Company, (iv) 93,476 shares owned by Erie Manufactured Home Properties, LLC, (v)90,575 shares owned by Apache Ventures, LLC, and (vi) 88 shares owned by Matthew Moroun as of the close of business on October 30, 2013. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Erie Manufactured Home Properties, LLC (Federal ID #38-3153222)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 93,476
	8.	SHARED VOTING POWER 2,541,865*
	9.	SOLE DISPOSITIVE POWER 93,476
	10.	SHARED DISPOSITIVE POWER 2,541,865*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,476
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.22%
14.	TYPE OF REPORTING PERSON CO

* Consists of (i) 54,630 shares owned by Oakland Financial Corporation, (ii) 634 shares owned by Liberty Bell Agency, Inc., (iii) 2,302,462 shares owned by Cherokee Insurance Company, (iv) 93,476 shares owned by Erie Manufactured Home Properties, LLC, (v) 90,575 shares owned by Apache Ventures, LLC, and (vi) 88 shares owned by Matthew Moroun as of the close of business on October 30, 2013. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Apache Ventures, LLC (Federal ID #04-3626405)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 90,575
	8.	SHARED VOTING POWER 2,541,865*
	9.	SOLE DISPOSITIVE POWER 90,575
	10.	SHARED DISPOSITIVE POWER 2,541,865*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,575
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.21%
14.	TYPE OF REPORTING PERSON CO

* Consists of (i) 54,630 shares owned by Oakland Financial Corporation, (ii) 634 shares owned by Liberty Bell Agency, Inc., (iii) 2,302,462 shares owned by Cherokee Insurance Company, (iv) 93,476 shares owned by Erie Manufactured Home Properties, LLC, (v) 90,575 shares owned by Apache Ventures, LLC, and (vi) 88 shares owned by Matthew Moroun as of the close of business on October 30, 2013. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

1.	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Matthew Moroun, An Individual
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SEE ITEM 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 88
	8.	SHARED VOTING POWER 2,541,865*
	9.	SOLE DISPOSITIVE POWER 88
	10.	SHARED DISPOSITIVE POWER 2,541,865*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0002%
14.	TYPE OF REPORTING PERSON IN

* Consists of (i) 54,630 shares owned by Oakland Financial Corporation, (ii) 634 shares owned by Liberty Bell Agency, Inc., (iii) 2,302,462 shares owned by Cherokee Insurance Company, (iv) 93,476 shares owned by Erie Manufactured Home Properties, LLC, (v) 90,575 shares owned by Apache Ventures, LLC, and (vi) 88 shares owned by Matthew Moroun as of the close of business on October 30, 2013. Matthew Moroun is Chairman of the Board and sole shareholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

AMENDMENT NO. 10 TO

STATEMENT PURSUANT TO RULE 13d-1

OF THE GENERAL RULES AND REGULATIONS

UNDER THE SECURITIES ACT OF 1934, AS AMENDED

This Amendment No. 10 amends Amendment No. 9 (as filed on August 1, 2012, “Amendment No. 9”) to the Statement on Schedule 13D (as filed on March 22, 2002, the “Schedule 13D”) in relation to shares of Class A common stock, par value $.01 per share (the “Common Stock”) of Monmouth Real Estate Investment Corporation, a Maryland corporation (“Issuer”). Capitalized terms used but not defined herein have the meanings attributed to them in Amendments Nos. 1 through 9, or the original Schedule 13D.

Items 3, 4, and 5 of Amendments Nos. 1 through 9, and the original Schedule 13D are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

The first sentence of the first paragraph of Item 3 of Amendments Nos. 1 through 9, and the original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The aggregate amount of funds used in purchasing the shares of Common Stock reported as being beneficially owned in Item 5 hereof was approximately $18.7 million.

The fifth paragraph of Item 3 of Amendment Nos. 3 through 9 is hereby amended and restated in its entirety to read as follows:

Upon filing the August 1, 2012 Amendment No. 9 to the Statement on Schedule 13D, Oakland, Liberty Bell, Cherokee, Erie, Apache, and Matthew Moroun collectively owned 2,433,422 shares of Common Stock. At October 30, 2013, Oakland, Liberty Bell, Cherokee, Erie, Apache, and Matthew Moroun collectively owned 2,541,865 shares of Common Stock, or 5.88% of the outstanding shares of Common Stock.

The decrease in percentage ownership of the outstanding shares of Common Stock as of the August 1, 2012 filing to 5.88% at October 30, 2013 is attributable to the net effect of:

1)	Issuer issued 2,986,271 (7.4%) new shares of Common Stock between March 31, 2012 and June 30, 2013, and therefore, shares outstanding increased from 40,222,375 to 43,208,646 during such period.

2)	Oakland, Liberty Bell, Cherokee, Erie, Apache, and Matthew Moroun collectively increased their owned shares of Common Stock by 108,443 shares, from 2,433,422 shares at July 31, 2012 to 2,541,865 shares at October 30, 2013.

Item 4. Purpose of Transaction.

The first sentence of the first paragraph of Item 4 of Amendments Nos. 1 through 9, and the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Oakland, Liberty Bell, Cherokee, Erie, Apache, and Matthew Moroun had net acquisitions of 108,443 shares of Common Stock between July 31, 2012 and October 30, 2013. Their total ownership of the outstanding shares of Common Stock is 5.88% at October 30, 2013.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b), and (c) of Item 5 of Amendments Nos. 1 through 9, and the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a) As of October 30, 2013, Oakland owned 54,630 shares of Common Stock, or approximately 0.13% of the outstanding shares of Common Stock, Liberty Bell owned 634 shares of Common Stock, or approximately 0.001% of the outstanding shares of Common Stock, Cherokee owned 2,302,462 shares, or approximately 5.33% of the outstanding shares of Common Stock, Erie owned 93,476 shares, or approximately 0.22% of the outstanding shares of Common Stock, Apache owned 90,575 shares, or approximately 0.21% of the outstanding shares of Common Stock, and Matthew Moroun owned 88 shares, or approximately 0.0002% of the outstanding shares of Common Stock. On a collective basis, as of October 30, 2013, the reporting persons beneficially owned an aggregate of approximately 5.88% of the outstanding shares of Common Stock.

The above ownership percentages are calculated based on the total number of outstanding shares of Common Stock (and excluding “Preferred Stock” outstanding) as reported by Issuer in its Form 10-Q for the quarter ended June 30, 2013.

(b) As of October 30, 2013, Oakland had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 54,630 shares of Common Stock, or approximately 0.13% of the outstanding shares of Common Stock, Liberty Bell had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 634 shares of Common Stock, or approximately 0.001% of the outstanding shares of Common Stock, Cherokee had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 2,302,462 shares of Common Stock, or approximately 5.33% of the outstanding shares of Common Stock, Erie had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 93,476 shares of Common Stock, or approximately 0.22% of the outstanding shares of Common Stock, Apache had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 90,575 shares of Common Stock, or approximately 0.21% of the outstanding shares of Common Stock, and Matthew Moroun had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 88 shares of Common Stock, or approximately 0.0002% of the outstanding shares of Common Stock.

(c) During the 60-day period preceding the date of this Amendment No. 10, Oakland acquired 29,756 shares of Common Stock through open market and/or DRP purchases at a cost of $8.40 per share, for a total cost of $250,085.

During the 60-day period preceding the date of this Amendment No. 10, Cherokee disposed of 20,000 shares of Common Stock through open market sales at a price of $9.31 per share, for a total sales price of $186,167. Cherokee acquired 38,386 shares of Common Stock through open market and/or DRP purchases at a cost of $8.34 per share, for a total cost of $320,298.

During the 60-day period preceding the date of this Amendment No. 10, Erie acquired 1,651 shares of Common Stock through open market and/or DRP purchases at a cost of $8.34 per share, for a total cost of $13,774.

During the 60-day period preceding the date of this Amendment No. 10, Apache acquired 1,600 shares of Common Stock through open market and/or DRP purchases at a cost of $8.34 per share, for a total cost of $13,346.

During the 60-day period preceding the date of this Amendment No. 10, Matthew Moroun acquired 1 share of Common Stock through open market and/or DRP purchases at a cost of $8.80 per share, for a total cost of $8.80.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2013

OAKLAND FINANCIAL CORPORATION

By:	/s/ Mark J. Dadabbo
Name: Title:	Mark J. Dadabbo President

LIBERTY BELL AGENCY, INC.

By:	/s/ Mark J. Dadabbo
Name: Title:	Mark J. Dadabbo President

CHEROKEE INSURANCE COMPANY

By:	/s/ Mark J. Dadabbo
Name: Title:	Mark J. Dadabbo President

ERIE MANUFACTURED HOME PROPERTIES, LLC

By:	/s/ Mark J. Dadabbo
Name: Title:	Mark J. Dadabbo President

APACHE VENTURES, LLC

By:	/s/ Mark J. Dadabbo
Name: Title:	Mark J. Dadabbo President

MATTHEW T. MOROUN

By:	/s/ Matthew T. Moroun
Name:	Matthew T. Moroun, An Individual